Mail Stop 3561

January 18, 2008

Richard B. Slansky
President and Chief Financial Officer
SpaceDev, Inc.
13855 Stowe Drive
Poway, CA 92064

     Re: **SpaceDev, Inc.**
             File No. 000-28947
             Form 10-KSB: For the fiscal year ended December 31, 2006

Dear Mr. Slansky:

     We have reviewed your January 4, 2008 correspondence and have the following comments. We believe you should revise your future filings in response to comment numbers one, two, four, and five. If you disagree, we will consider your explanation as to why a revision is unnecessary. In addition, comment numbers three and six request additional information so that we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please file your response to our comments via EDGAR within ten business days from the date of this letter.

Form 10-KSB: For the fiscal year ended December 31, 2006

Management Discussion and Analysis, page 35

Net Income (loss) and EBITDA, page 42

1.   Refer to your response to our prior comment 1. We believe your presentation of a non-GAAP statement of operations that removes the effects of stock compensation is a form of pro forma presentation that is not permitted. Refer to Question 4 of SAB Topic 14.G. Please remove this presentation from your filings.

     If you believe that a non-GAAP financial measure that excludes the effects of stock compensation, and other non-cash effects, as indicated in your response, is useful to investors and does not violate any of the prohibitions from inclusion in filings with the Commission outlined in Item 10(h) of Regulation S-B, your are required to disclose, among other items, (i) the substantive reasons why you believe the measure provides useful information to investors regarding the company and (ii) the manner in which you use the measure to conduct or evaluate your business not otherwise disclosed. Further, while there is no per se prohibition against removing a recurring item, you must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP financial measure is used to evaluate performance. Disclosure of such a measure may be misleading absent the following additional disclosures:

- the economic substance behind your decision to use such a measure;

- the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

- the manner in which you compensate for these limitations when using the non-GAAP financial measure.

Your response did not indicate substantive justification specific to your circumstances for your uses of such a measure. Disclosure associated with such a measure should include how each reconciling item in arriving at your measure is meaningful in your specific circumstances. Further, in reference to your response, your disclosure should demonstrate how your measure represents your ability to service long-term obligations, fund future growth and continue as a going concern, clarifies your financial reporting in light of continued and continuing complex regulations, and how the measure is aligned to your internal measurement processes. For additional guidance, see Item 10(h)1(i)(C) and (D) of Regulation S-B, Question 8 in the staff's "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" dated June 13, 2003 and SAB Topic 14.G. If you decide to present such a measure, provide us with a copy of your intended disclosure.

2. Please characterize to your measure "EBITDA" as "Adjusted EBITDA," for it is calculated differently from that described as "EBITDA." Also, it appears from the first sentence of your response to our prior comment 1 that you intend this measure more for liquidity than operating performance. In this regard, note that "Adjusted EBITDA" may not be used as a liquidity measure if it excludes charges or liabilities that required or will require cash settlement or would have required cash settlement absent an ability to settle in another manner. Refer to Item 10(h)(1)(ii)(A) of Regulation S-B. If "Adjusted EBITDA" is intended to be a non-GAAP measure of performance, and it does not violate any of the prohibitions from inclusion in filings with the Commission outlined in Item 10(h) of Regulation S-B, you must nonetheless provide substantive justification for its use. Your justification must address each of the points indicated in second paragraph of the preceding comment, as well as how each reconciling item in arriving at the measure is meaningful in your specific circumstances. Your present disclosure in regard to "EBITDA" does not do this. Please provide us with a copy of your intended disclosure. Alternatively, do not present "EBITDA" or "Adjusted EBITDA" in your filings.

Consolidated Financial Statements, page F-1

Note 1: Summary of Significant Accounting Policies, page F-8

(i) Stock-Based Compensation, page F-10

3.   Refer to prior comment 4. Please reconcile for us the amount indicated in your
        response for in the money options of 1,348,036 to the 4,424,913 options indicated
        in our comment that appeared to be in the money as obtained from the notes to
        your financial statements. Also, provide us with a schedule that separately
        identifies each option grant, the date of the grant, the exercise price and the
        vesting date of each grant for each appropriate employee group to support your
        assertion that 6,682,250 options were not in the money.

Note 3: Acquisition, page F-16

4.   Refer to prior comment 6. Consistent with your response, please disclose the
        primary reasons for the acquisition of Starsys, including a description of the
        factors that contributed to a purchase price resulting in recognition of goodwill.

Note 7: Stockholders' Equity, page F-23

(e) Stock options and employment agreements, page F-25

5.   Refer to your response to our prior comment 8. Please disclose the information
        for options expected to vest, in accordance with paragraph A240(d) of FAS 123R.

Note 8: Commitments and Contingencies, page F-27

(c) Building Lease, page F-28

6.   Refer to prior comment 11. Based on your Form 10-QSB for the period ended
        September 30, 2007, it appears the cumulative error represented by "Deferred
        Rent" in the schedule of your response amounting to $145,515 will be material to
        your results for 2007. Consequently, after considering all quantitative and
        qualitative factors, it appears that prior year financial information may need to be
        restated. In this regard, please explain to us your consideration of paragraphs 25
        and 26 of FAS 154 and SAB 108 and all of the quantitative and qualitative factors
        considered in arriving at your conclusion of how to report this error.

* * * * *

You may contact Patrick Kuhn at 202-551-3308 or Doug Jones at 202-551-3309 with any questions. You may also contact me at 202-551-3812

Sincerely,

Michael Fay
Branch Chief